As filed with the Securities and Exchange Commission on October 27, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RAND WORLDWIDE, INC.

(Name of Subject Company (Issuer))

RAND WORLDWIDE, INC.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

05349Y104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Marc L. Dulude

Chief Executive Officer

161 Worcester Road Suite 401

Framingham, Massachusetts 01701

508-663-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James T. Barrett, Esq.

Eugene W. McDermott Jr., Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue

Boston, MA 02199-7613

Tel: (617) 239-0100

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$33,036,979.20	$3,838.90

**	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 27,530,816 shares of common stock, par value $0.01 per share, at the tender offer price of $1.20 per share.

*	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,838.90	Filing Party: Rand Worldwide, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: October 3, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on October 3, 2014 (the “Schedule TO”), by Rand Worldwide, Inc. (“Rand Worldwide” or the “Company”), in connection with the Company’s offer to purchase up to 27,530,816 shares of its common stock, par value $0.01 per share, at a purchase price of $1.20 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2014 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal.

The Schedule TO is hereby amended and supplemented by this Amendment as follows:

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Terms of the Offer” and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The answer to the question “How will the Company pay for the Shares?” is amended and restated to read:

Assuming that the maximum 27,530,816 shares are tendered in the Offer, the aggregate purchase price will be approximately $33.0 million. We plan to pay for the shares tendered in the Offer and purchased by us with (a) cash on hand of approximately $9.5 million and (b) borrowings under a new debt facility to be entered into with JP Morgan Chase Bank National Association (“JPMCB” or the “Bank”). We expect to incur approximately $25 million in additional indebtedness under a new term loan as a result of the financing arrangements pursuant to the Offer, and we will also enter into a new $10 million revolving credit facility. The Offer is subject to the Financing Condition, meaning that if we are unable to obtain financing in an amount sufficient to fund the share purchases in the Offer, we will not be required to close the Offer. We received a commitment letter from JPMCB relating to the new facility on September 26, 2014, and we waived the Financing Condition as a condition to closing the Offer on October 27, 2014. See Sections 10 and 13.

The first paragraph of the answer to the question “Are there any conditions to the Offer” is amended and restated to read:

Yes. Our obligation to accept for payment and pay for your tendered shares depends on a number of conditions that must be satisfied in our reasonable judgment or waived by us, on or prior to the expiration of the Offer. Such conditions include, but are not limited to the consummation of certain debt financing transactions, resulting in aggregate proceeds to us that are sufficient to fund our purchase of shares in the Offer (the “Financing Condition”). We waived the Financing Condition as a condition to closing the Offer on October 27, 2014.

The second paragraph of the answer to the question “Are there any conditions to the Offer” is amended and restated to read:

These and other conditions, including a minimum consolidated adjusted EBITDA condition for the twelve months ended August 30, 2014, are described in greater detail in Section 10. The Company has satisfied the minimum consolidated adjusted EBITDA condition for closing the Offer. The Offer is not conditioned on our stockholders tendering any minimum number of shares.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the Offer to Purchase in Sections 10 (“Conditions of the Offer”) and 13 (“Source and Amount of Funds”) and in Item 6 of the Schedule TO, to the extent Item 6 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

Sub-paragraph (1) under Section 10 (“Conditions of the Offer”) is amended and restated to read:

(1) the consummation of certain financing transactions, on terms reasonably satisfactory to us, resulting in aggregate proceeds to us that are sufficient (together with approximately $9.5 million cash on hand) to fund our purchase of up to 27,530,816 shares in the Offer, which is referred to as the “Financing Condition,” has not occurred. On October 27, 2014, the Company waived the Financing Condition as a condition to closing the Offer;

Sub-paragraph (2) under Section 10 (“Conditions of the Offer”) is amended and restated to read:

(2) our trailing twelve month consolidated EBITDA (defined as consolidated net income plus (i) consolidated interest expense, (ii) consolidated income tax expense, (iii) amounts attributable to depreciation and amortization, (iv) non-cash expenses associated with stock-based incentive compensation, (v) stock-based compensation and CEO compensation, (vi) certain one-time expenses and (vii) expenses arising from the sale of Rand SD, less (viii) all non-cash items of income and all extraordinary gains to the extent included in consolidated net income, all in accordance with generally accepted accounting procedures), is determined to be less than $11,800,000 for the period ended August 30, 2014. The Company has determined that our trailing twelve month consolidated EBITDA (as defined above) is not less than $11,800,000 for the period ended August 30, 2014;

The first paragraph under Section 13 (“Source and Amount of Funds”) is amended and restated to read:

If the Offer is fully subscribed, we will purchase 27,530,816 shares of common stock at an aggregate purchase price of approximately $33.0 million in the Offer. We expect to fund the purchase of these shares, and to pay related fees and expenses, through (i) cash on hand of approximately $9.5 million and (ii) borrowings under a new five year secured credit facility to be entered into with JPMCB. This facility is anticipated to include a revolving credit facility of $10,000,000 and a term loan of $25,000,000 (the “Credit Facility”). If fewer than 27,530,816 shares are tendered in the Offer, the term loan will adjust downward to an amount no greater than 75.67% of the amount necessary to fund the purchase of the shares tendered. This Offer is subject to the Financing Condition, meaning that if the Company is unable to obtain financing in an amount sufficient to fund the share purchases in the Offer by us, we will not be required to close the Offer. The Company has received a commitment letter from JPMCB outlining the terms and conditions of the Credit Facility under which JPMCB has committed to lend. On October 27, 2014, the Company waived the Financing Condition as a condition to closing the Offer.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth above under the heading “Item 6. Purposes of the Transaction and Plan or Proposals.” is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented to include the following exhibit:

Exhibit Number	Description

(a)(5)(ii)	Press Release announcing waiver of Financing Condition issued by Rand Worldwide, Inc. on October 27, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2014

Rand Worldwide, Inc.

By:	/s/ Marc L. Dulude
Name:	Marc L. Dulude
Title:	Chief Executive Officer

Exhibit Index

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 3, 2014*

(a)(1)(ii)	Letter of Transmittal*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Letter to Stockholders*

(a)(1)(v)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Letter to Clients*

(a)(5)(i)	Press Release issued by Rand Worldwide, Inc. on October 3, 2014*

(a)(5)(ii)	Press Release announcing waiver of Financing Condition issued by Rand Worldwide, Inc. on October 27, 2014

(b)(1)	Commitment Letter of JPMorgan Chase Bank, National Association, dated September 26, 2014*

(c)(1)	Fairness Opinion of Covington Associates, dated September 29, 2014 (incorporated by reference to Annex A to the Offer to Purchase)*

(d)(1)	Stock Purchase Agreement by and between RWWI Holdings LLC and 3K Limited Partnership, dated September 26, 2014 (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to Schedule 13D filed on September 29, 2014 by Ampersand 2006 Limited Partnership and the other filing persons named therein)*

(d)(2)	Letter to Optionholders*

*	Previously filed with Schedule TO filed October 3, 2014